Exhibit 99.1

MAGNA INTERNATIONAL INC.
Management’s Discussion and Analysis of Results of Operations and Financial Position

All amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures and average dollar content per vehicle, which are in U.S. dollars, unless otherwise noted. When we use the terms “we”, “us”, “our” or “Magna”, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months and nine months ended September 30, 2007 included in this Third Quarter Report, and the audited consolidated financial statements and MD&A for the year ended December 31, 2006 included in our 2006 Annual Report to Shareholders. The unaudited interim consolidated financial statements for the three months and nine months ended September 30, 2007 have been prepared in accordance with Canadian generally accepted accounting principles [“GAAP”] with respect to the preparation of interim financial information and the audited consolidated financial statements for the year ended December 31, 2006 have been prepared in accordance with Canadian GAAP.

This MD&A has been prepared as at November 5, 2007.

OVERVIEW

We are a leading global supplier of technologically advanced automotive systems, assemblies, modules and components. We design, develop and manufacture automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers (“OEMs”) of cars and light trucks in North America, Europe, Asia, South America and Africa. Our product capabilities span a number of major automotive areas including: the design, engineering, testing and manufacture of automotive metal body and chassis systems; powertrain systems; exterior systems; seating systems; interior systems; vision systems; closure systems; roof systems; electronic systems; as well as complete vehicle engineering and assembly. We follow a corporate policy of functional and operational decentralization, pursuant to which we conduct our operations through divisions, each of which is an autonomous business unit operating within pre-determined guidelines. As at September 30, 2007, we had 240 manufacturing divisions and 62 product development and engineering centres in 23 countries.

Our operations are segmented on a geographic basis between North America, Europe, and Rest of World (primarily Asia and South America). A Co-Chief Executive Officer heads management in each of our two primary markets, North America and Europe. The role of the North American and European management teams is to manage our interests to ensure a coordinated effort across our different product capabilities. In addition to maintaining key customer, supplier and government contacts in their respective markets, our regional management teams centrally manage key aspects of our operations while permitting our divisions enough flexibility through our decentralized structure to foster an entrepreneurial environment.

STRATEGIC INVESTMENT BY RUSSIAN MACHINES

During the third quarter of 2007, following approval by our Class A and Class B shareholders, we completed the court-approved plan of arrangement (the “Arrangement”) whereby OJSC Russian Machines (“Russian Machines”), a wholly owned subsidiary of Basic Element Limited (“Basic Element”), made a major strategic investment in Magna. Russian Machines represents the Machinery Sector of Basic Element, and includes automobile manufacturer GAZ Group, airplane manufacturer Aviacor and train car manufacturer Abakanvagonmash. Basic Element is a diversified holding company founded in 1997 with assets in Russia, countries of the Commonwealth of Independent States, Europe, Africa, South America and Australia.

In accordance with the Arrangement:

•      Russian Machines invested $1.54 billion to indirectly acquire 20 million Magna Class A Subordinate Voting Shares from treasury.

•      We purchased 217,400 Class B Shares for cancellation, representing all the outstanding Class B Shares, other than those indirectly controlled by the Stronach Trust, for approximately $24 million and the number of votes per each Class B Share was reduced from 500 votes to 300 votes.

•      The Stronach Trust and certain members of our executive management combined their respective shareholdings in Magna (in the case of executive management, a portion of their shareholdings), together with the 20 million Class A Subordinate Voting Shares issued as part of the Arrangement into a new Canadian holding company. At September 20, 2007, the new Canadian holding company indirectly held 100% of the outstanding Class B Shares and approximately 71.1% of the votes attached to all the Class A Subordinate Voting Shares and Class B Shares then outstanding.

Prior to completion of the Arrangement, as a result of the approval of the Class B Share acquisition by the Minority Class B Shareholders, we caused the conversion of 148,704 Class B Shares held by the MIC Trust and 865714 Ontario Inc., a wholly-owned subsidiary of Magna, into Class A Subordinate Voting Shares.

On September 20, 2007, we also completed the previously announced substantial issuer bid (“SIB”) pursuant to which we purchased for cancellation 11,902,654 Class A Subordinate Voting Shares, representing 9.2% of our issued and outstanding Class A Subordinate Voting Shares for an aggregate purchase price of $1.1 billion.

Magna International Inc. Third Quarter Report 2007 1

INDUSTRY TRENDS AND RISKS

Our success is primarily dependent upon the levels of North American and European car and light truck production by our customers and the relative amount of content we have on the various programs. OEM production volumes in different regions may be impacted by factors which may vary from one region to the next, including general economic and political conditions, interest rates, energy and fuel prices, international conflicts, labour relations issues, regulatory requirements, trade agreements, infrastructure, legislative changes, and environmental emissions and safety issues. A number of other economic, industry and risk factors discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2006, also affect our success, including such things as relative currency values, commodities prices, price reduction pressures from our customers, the financial condition of our supply base and competition from manufacturers with operations in low cost countries.

The economic, industry and risk factors discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2006, remain substantially unchanged in respect of the nine months ended September 30, 2007, with the exception of the following:

•       on October 26, 2007, we received a favourable award in a previously disclosed arbitration proceeding involving a steel supplier;

•       as a result of the continued increase in the value of the Canadian dollar relative to the U.S. dollar, our Canadian manufacturing facilities may have greater difficulty competing with facilities located outside Canada; and

•       as a result of the recent UAW agreements with GM and Chrysler and tentative agreement with Ford, there is an increased risk that these customers may in-source production of components, modules or assemblies currently produced by us.

Additionally, risks relating to the investment in Magna by Russian Machines are disclosed in our information circular/proxy statement dated July 25, 2007 and incorporated herein by reference.

HIGHLIGHTS

During the third quarter of 2007, we reported sales of $6.1 billion, an increase of 12% over the third quarter of 2006. This higher sales level was achieved as a result of increases in our North American, European and Rest of World production sales, offset in part by reductions in our complete vehicle assembly sales and our tooling, engineering and other sales. During the third quarter of 2007, our North American and European average dollar content per vehicle increased 14% and 22%, respectively, over the third quarter of 2006. In addition, North American and European vehicle production increased 3% and 5%, respectively, over the third quarter of 2006.

Operating income for the third quarter of 2007 increased 72% or $112 million to $267 million from $155 million for the third quarter of 2006. Excluding the unusual items recorded in the third quarters of 2007 and 2006 (see “Unusual Items” below), operating income for the third quarter of 2007 increased $84 million or 53%. The increase in operating income excluding unusual items was primarily due to additional margins earned on the launch of new programs during or subsequent to the third quarter of 2006, increased margins earned on higher volumes for certain production programs and operational improvements at certain underperforming divisions. These factors were primarily offset by lower margins earned on decreased sales as a result of programs that ended production subsequent to the third quarter of 2006, operational inefficiencies and other costs at certain powertrain and interior facilities, costs incurred at certain facilities in preparation for upcoming launches, the impact of a favourable revaluation of warranty accruals during the third quarter of 2006, higher employee profit sharing and incentive compensation, and incremental customer price concessions.

Net income for the third quarter of 2007 increased 65% or $61 million to $155 million from $94 million for the third quarter of 2006. Excluding the unusual items recorded in the third quarters of 2007 and 2006 (see “Unusual Items” below), net income for the third quarter of 2007 increased 73% or $72 million. The increase in net income excluding unusual items was a result of the increase in operating income (excluding unusual items) partially offset by higher income taxes (excluding unusual items) due to increased operating income. Income taxes were higher despite the negative impact of an unfavourable tax decision in the third quarter of 2006 (see “Income Taxes” below).

Diluted earnings per share for the third quarter of 2007 increased 60% or $0.52 to $1.38 from $0.86 for the third quarter of 2006. Excluding the unusual items recorded in the third quarters of 2007 and 2006 (see “Unusual Items” below), diluted earnings per share for the three months ended September 30, 2007 increased 68% or $0.61. The increase in diluted earnings per share is a result of the increase in net income (excluding unusual items) partially offset by an increase in the weighted average number of diluted shares outstanding in the third quarter of 2007 primarily as a result of the 20.0 million Class A Subordinate Voting Shares issued under the Arrangement and on the exercise of stock options during or subsequent to the third quarter of 2006, partially offset by the 11.9 million Class A Subordinate Voting Shares repurchased under the SIB.

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Unusual Items

During the three months and nine months ended September 30, 2007 and 2006, we recorded certain unusual items as follows:

	2007			2006
			Diluted			Diluted
	Operating	Net	Earnings	Operating	Net	Earnings
	Income	Income	per Share	Income	Income	per Share

Third Quarter
Restructuring charges (1)	$ (8)	$ (5)	$ (0.05)	$ (5)	$ (4)	$ (0.04)
Sale of facility (2)	(12)	(7)	(0.06)	—	—	—
Sale of property (3)	36	30	0.27	—	—	—
Foreign currency gain (3)	7	7	0.06	—	—	—
Future tax charge (3)	—	(40)	(0.35)	—	—	—
Total third quarter unusual items	23	(15)	(0.13)	(5)	(4)	(0.04)

Second Quarter
Restructuring charges (1)	(14)	(10)	(0.09)	(25)	(18)	(0.16)
Impairment charges (1)	(22)	(14)	(0.12)	—	—	—
Sale of facilities (2)	—	—	—	(17)	(15)	(0.14)
Future tax recovery (3)	—	—	—	—	10	0.09
Total second quarter unusual items	(36)	(24)	(0.21)	(42)	(23)	(0.21)

First Quarter
Restructuring charges (1)	—	—	—	(10)	(9)	(0.08)
Total first quarter unusual items	—	—	—	(10)	(9)	(0.08)

Total year to date unusual items	$ (13)	$ (39)	$ (0.35)	$ (57)	$ (36)	$ (0.33)

(1)   Restructuring and Impairment Charges

[a]   For the nine months ended September 30, 2007

During the third quarter of 2007, we incurred restructuring and rationalization charges of $8 million related to three facilities in North America.

During the second quarter of 2007, we incurred restructuring and rationalization charges of $10 million related to two facilities in North America and $4 million related to one facility in Europe and recorded an asset impairment of $22 million ($14 million after tax) relating to specific assets at a powertrain facility in the United States.

[b]   For the nine months ended September 30, 2006

During the third quarter of 2006, we incurred restructuring and rationalization charges of $4 million related to three facilities in North America and $1 million related to one facility in Europe.

During the second quarter of 2006, we incurred restructuring and rationalization charges of $25 million. Specifically, we recorded a $17 million charge as a result of an agreement we reached with employees related to rightsizing a powertrain facility in the United States. In addition, we incurred additional restructuring and rationalization charges of $4 million related to two facilities in North America and $4 million related to two facilities in Europe.

During the first quarter of 2006, we incurred restructuring and rationalization charges of $10 million related primarily to non-contractual termination benefits for employees at an exteriors facility in Belgium.

(2)   Sale of Facilities

During the third quarter of 2007, we entered into an agreement to sell one underperforming exterior systems facility in Europe. As a result, we incurred a loss on disposition of the facility of $12 million.

During the second quarter of 2006, we entered into agreements for the sale of two underperforming powertrain facilities. As a result, we incurred losses on disposition of the facilities of $12 million and $5 million in Europe and North America, respectively.

(3)   Other Unusual Items

During the third quarter of 2007, we disposed of land and building in the United Kingdom and recorded a gain on disposal of $36 million, recorded a $7 million foreign currency gain on the repatriation of funds from Europe and recorded a $40 million charge to future income tax expense as a result of an alternative minimum tax introduced in Mexico that is effective January 1, 2008.

During the second quarter of 2006 we recorded a $10 million future income tax recovery as a result of a reduction in future income tax rates in Canada.

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RESULTS OF OPERATIONS

Accounting Change

In January 2005, the Canadian Institute of Chartered Accountants approved Handbook Sections 1530, “Comprehensive Income”, 3855 “Financial Instruments – Recognition and Measurement”, 3861 “Financial Instruments – Disclosure and Presentation”, and 3865 “Hedges”. We adopted these new recommendations effective January 1, 2007 with no restatement of prior periods, except to classify the currency translation adjustment as a component of accumulated other comprehensive income. With the adoption of these new standards, our accounting for financial instruments and hedges complies with U.S. GAAP in all material respects on January 1, 2007.

Financial Instruments

Under the new standards, all of our financial assets and financial liabilities are classified as held for trading, held to maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. Held for trading financial instruments, which include cash and cash equivalents, are measured at fair value and all gains and losses are included in net income in the period in which they arise. Held to maturity investments are recorded at amortized cost using the effective interest method, and include long-term interest bearing government securities held to partially fund certain Austrian lump sum termination and long service payment arrangements and our investment in asset-backed commercial paper (“ABCP”). Loans and receivables, which include accounts receivable and long-term receivables, accounts payable, accrued salaries and wages, and certain other accrued liabilities are recorded at amortized cost using the effective interest method. We do not currently have any available for sale financial assets.

Comprehensive Income

Other comprehensive income includes the unrealized gains and losses on translation of our net investment in self-sustaining foreign operations, and to the extent that cash flow hedges are effective, the change in their fair value, net of income taxes. Other comprehensive income is presented below net income on the Consolidated Statements of Income and Comprehensive Income. Comprehensive income is composed of our net income and other comprehensive income.

Accumulated other comprehensive income is a separate component of shareholders’ equity, which includes the accumulated balances of all components of other comprehensive income which are recognized in comprehensive income but excluded from net income.

Hedges

Previously, under Canadian GAAP derivative financial instruments that met hedge accounting criteria were accounted for on an accrual basis, and gains and losses on hedge contracts were accounted for as a component of the related hedged transaction. The new standards require that all derivative instruments, whether designated in hedging relationships or not, be recorded on the balance sheet at fair value. The fair values of derivatives are recorded in other assets or other liabilities. To the extent that cash flow hedges are effective, the change in their fair value is recorded in other comprehensive income. Amounts accumulated in other comprehensive income are reclassified to net income in the period in which the hedged item affects net income.

The impact of this accounting policy change on the consolidated balance sheet as at January 1, 2007 was as follows:

Increase in prepaid expenses and other	$28
Increase in other assets	17
Increase in future tax assets	14

Increase in other accrued liabilities	$32
Increase in other long-term liabilities	17
Increase in future tax liabilities	13

Decrease in accumulated other comprehensive income	$3

Average Foreign Exchange

	For the three months			For the nine months
	ended September 30,			ended September 30,
	2007	2006	Change	2007	2006	Change

1 Canadian dollar equals U.S. dollars	0.957	0.893	+ 7%	0.908	0.884	+ 3%
1 euro equals U.S. dollars	1.374	1.275	+ 8%	1.345	1.246	+ 8%
1 British pound equals U.S. dollars	2.020	1.877	+ 8%	1.987	1.820	+ 9%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The significant changes in these foreign exchange rates for the three months and nine months ended September 30, 2007 impacted the reported U.S. dollar amounts of our sales, expenses and income.

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The results of operations whose functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, primarily in Canada, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.

Finally, holding gains and losses on foreign currency denominated monetary items, which are recorded in selling, general and administrative expenses, impact reported results.

RESULTS OF OPERATIONS – FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2007

Sales

	For the three months
	ended September 30,
	2007	2006	Change

Vehicle Production Volumes (millions of units)
North America	3.558	3.452	+ 3%
Europe	3.499	3.336	+ 5%

Average Dollar Content Per Vehicle
North America	$ 862	$ 756	+ 14%
Europe	$ 479	$ 394	+ 22%

Sales
External Production
North America	$ 3,068	$ 2,610	+ 18%
Europe	1,675	1,315	+ 27%
Rest of World	100	68	+ 47%
Complete Vehicle Assembly	859	1,017	- 16%
Tooling, Engineering and Other	375	414	- 9%
Total Sales	$ 6,077	$ 5,424	+ 12%

External Production Sales - North America

External production sales in North America increased 18% or $458 million to $3.068 billion for the third quarter of 2007 compared to $2.610 billion for the third quarter of 2006. This increase in production sales reflects a 14% increase in our North American average dollar content per vehicle combined with a 3% increase in North American vehicle production volumes, each as compared to the third quarter of 2006.

Our average dollar content per vehicle grew by 14% or $106 to $862 for the third quarter of 2007 compared to $756 for the third quarter of 2006, primarily as a result of:

•      the launch of new programs during or subsequent to the third quarter of 2006, including:

•      the Ford Edge and Lincoln MKX;

•      the Saturn Outlook, GMC Acadia and Buick Enclave;

•      the BMW X5;

•      the Jeep Wrangler, Wrangler Unlimited and Patriot;

•      GM’s full-size pickups;

•      the Dodge Avenger and Chrysler Sebring;

•      the Ford F-Series SuperDuty; and

•      the Dodge Nitro;

•      an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar; and

•      the impact of higher production and/or content on certain programs.

These factors were partially offset by:

•      the impact of lower production and/or content on certain programs, including:

•      GM’s full-size SUVs;

•      the Chrysler Pacifica and PT Cruiser;

•      the Ford Explorer and Mercury Mountaineer;

•      the Ford Focus; and

•      the Chrysler 300/300C, Dodge Charger and Magnum;

Magna International Inc. Third Quarter Report 2007 5

•      programs that ended production during or subsequent to the third quarter of 2006, including:

•      the Saturn ION;

•      the Ford Freestar and Mercury Monterey;

•      the Buick Rendezvous; and

•      the Ford Taurus;

•      lower Chrysler minivan production volumes as a result of the change-over to the next-generation vehicle in July 2007 and the related ramp-up period associated with the launch; and

•      incremental customer price concessions.

External Production Sales - Europe

External production sales in Europe increased 27% or $360 million to $1.675 billion for the third quarter of 2007 compared to $1.315 billion for the third quarter of 2006. This increase in production sales reflects a 22% increase in our European average dollar content per vehicle combined with a 5% increase in European vehicle production volumes for the third quarter of 2007, each as compared to the third quarter of 2006.

Our average dollar content per vehicle grew by 22% or $85 to $479 for the third quarter of 2007 compared to $394 for the third quarter of 2006, primarily as a result of:

•      the launch of new programs during or subsequent to the third quarter of 2006, including:

•      the Mercedes-Benz C-Class;

•      the MINI Cooper;

•      the smart fortwo; and

•      the Land Rover Freelander;

•      an increase in reported U.S. dollar sales due to the strengthening of the euro and British pound, each against the U.S. dollar;

•      the acquisition of two facilities from Pressac Investments Limited (the “Pressac acquisition”) in January 2007; and

•      increased production and/or content on certain programs, including the Honda Civic.

These factors were partially offset by:

•      the impact of lower production and/or content on certain programs, including the Mercedes-Benz E-Class; and

•      incremental customer price concessions.

External Production Sales - Rest of World

External production sales in Rest of World increased 47% or $32 million to $100 million for the third quarter of 2007 compared to $68 million for the third quarter of 2006. The increase in production sales is primarily as a result of:

•      the launch of new programs during or subsequent to the third quarter of 2006 in Korea, China, Brazil and South Africa;

•      increased production and/or content on certain programs in Korea, China and Brazil; and

•      an increase in reported U.S. dollar sales as a result of the strengthening of the Korean Won and Chinese Renminbi, each against the U.S. dollar.

Complete Vehicle Assembly Sales

The terms of our various vehicle assembly contracts differ with respect to the ownership of components and supplies related to the assembly process and the method of determining the selling price to the OEM customer. Under certain contracts we are acting as principal, and purchased components and systems in assembled vehicles are included in our inventory and cost of sales. These costs are reflected on a full-cost basis in the selling price of the final assembled vehicle to the OEM customer. Other contracts provide that third party components and systems are held on consignment by us, and the selling price to the OEM customer reflects a value-added assembly fee only.

Production levels of the various vehicles assembled by us have an impact on the level of our sales and profitability. In addition, the relative proportion of programs accounted for on a full-cost basis and programs accounted for on a value-added basis, also impacts our level of sales and operating margin percentage, but may not necessarily affect our overall level of profitability. Assuming no change in total vehicles assembled, a relative increase in the assembly of vehicles accounted for on a full-cost basis has the effect of increasing the level of total sales, however, because purchased components are included in cost of sales, profitability as a percentage of total sales is reduced. Conversely, a relative increase in the assembly of vehicles accounted for on a value-added basis has the effect of reducing the level of total sales and increasing profitability as a percentage of total sales.

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	For the three months
	ended September 30,
	2007	2006	Change

Complete Vehicle Assembly Sales	$859	$1,017	- 16%

Complete Vehicle Assembly Volumes (Units)
Full-Costed:
BMW X3, Mercedes-Benz E-Class and G-Class, and
Saab 9[3] Convertible	27,542	35,827	- 23%
Value-Added:
Jeep Grand Cherokee, Chrysler 300,
Chrysler Voyager, and Jeep Commander	14,413	20,266	- 29%
	41,955	56,093	- 25%

Complete vehicle assembly sales decreased 16% or $158 million to $859 million for the third quarter of 2007 compared to $1.017 billion for the third quarter of 2006 while assembly volumes decreased 25% or 14,138 units. The decrease in complete vehicle assembly sales was primarily as a result of:

•      the end of production of the Mercedes-Benz E-Class 4MATIC at our Graz assembly facility in the fourth quarter of 2006, as Mercedes is assembling this vehicle in-house; and

•      a decrease in assembly volumes for the BMW X3 and all vehicles accounted for on a value-added basis.

These factors were partially offset by:

•      an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar; and

•      higher assembly volumes for the Saab 93 Convertible and the Mercedes-Benz G-Class.

Tooling, Engineering and Other

Tooling, engineering and other sales decreased 9% or $39 million to $375 million for the third quarter of 2007 compared to $414 million for the third quarter of 2006.

In the third quarter of 2007 the major programs for which we recorded tooling, engineering and other sales were:

•      the Ford F-Series SuperDuty;

•      the Audi A4;

•      the Dodge Grand Caravan and Chrysler Town & Country;

•      GM’s full-size pickups; and

•      the Ford Flex.

In the third quarter of 2006, the major programs for which we recorded tooling, engineering and other sales were:

•      GM’s full-size pickups and SUVs;

•      the Ford Escape and Mazda Tribute;

•      the MINI Cooper;

•      the Land Rover Range Rover;

•      the Saturn Outlook, Buick Enclave and GMC Acadia;

•      the Freightliner P-Class; and

•      the BMW X3.

In addition, tooling, engineering and other sales benefited from the strengthening of the Canadian dollar, euro and British pound, each against the U.S. dollar.

Gross Margin

Gross margin increased 26% or $163 million to $798 million for the third quarter of 2007 compared to $635 million for the third quarter of 2006 and gross margin as a percentage of total sales increased to 13.1% compared to 11.7%.

The unusual items discussed in the “Highlights” section above negatively impacted gross margin as a percent of total sales by 0.1% in both the third quarter of 2007 and the third quarter of 2006. Excluding these unusual items, the 1.4% increase in gross margin as a percentage of total sales was primarily as a result of:

•      incremental gross margin earned on new programs that launched during or subsequent to the third quarter of 2006;

•      incremental gross margin earned as a result of increased production volumes for certain programs;

•      the end of production of the Mercedes-Benz E-Class 4MATIC at our Graz assembly facility which had a lower gross margin than our consolidated average gross margin;

•      productivity and efficiency improvements at certain facilities, including underperforming divisions; and

•      the decrease in tooling and other sales that earn low or no margins.

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These factors were partially offset by:

•      a favourable revaluation to warranty accruals during the third quarter of 2006, substantially in Europe;

•      costs incurred in preparation for upcoming launches or for programs that have not fully ramped up production;

•      operational inefficiencies and other costs at certain facilities, in particular at certain powertrain and interiors facilities in the United States;

•      lower gross margin earned as a result of a decrease in production volumes for certain programs;

•      higher employee profit sharing; and

•      incremental customer price concessions.

Depreciation and Amortization

Depreciation and amortization costs increased 15% or $29 million to $220 million for the third quarter of 2007 compared to $191 million for the third quarter of 2006. Excluding the unusual items discussed in the “Highlights” section above, depreciation and amortization increased $26 million primarily as a result of:

•      an increase in reported U.S. dollar depreciation and amortization due to the strengthening of the Canadian dollar and euro, each against the U.S. dollar;

•      an increase in assets employed in the business to support future growth;

•      depreciation and amortization of assets at facilities that launched new programs during or subsequent to the third quarter of 2006;

•      accelerated depreciation on certain program specific assets in North America; and

•      acquisitions completed during or subsequent to the third quarter of 2006 including:

•      the Pressac acquisition in January 2007; and

•      the Magna Golf Club and Fontana Golf and Sports Club in the third and fourth quarters of 2006, respectively.

These factors were partially offset by a decrease in assets as a result of impairments recorded in the fourth quarter of 2006.

Selling, General and Administrative (“SG&A”)

SG&A expenses as a percentage of sales decreased to 5.4% for the third quarter of 2007 compared to 5.5% for the third quarter of 2006. SG&A expenses increased 10% or $31 million to $330 million for the third quarter of 2007 compared to $299 million for the third quarter of 2006. Excluding the unusual items discussed in the “Highlights” section above, SG&A expenses increased by $63 million primarily as a result of:

•      an increase in reported U.S. dollar SG&A due to the strengthening of the euro and Canadian dollar, each against the U.S. dollar;

•      higher infrastructure costs to support the increase in sales, including spending related to programs that launched during or subsequent to the third quarter of 2006;

•      higher employee profit sharing and incentive compensation; and

•      a $7 million write-down of our investments in ABCP as discussed in the “Financing Resources” section below.

These factors were partially offset by the sale or disposition of certain facilities during or subsequent to the third quarter of 2006.

Earnings before Interest and Taxes (“EBIT”)(1)

Our operations are segmented on a geographic basis between North America, Europe and Rest of World. Our success may be impacted by factors which may vary from one region to the next. In particular, EBIT as a percentage of external sales in Europe is lower than in North America primarily as a result of:

•      our assembly operations in Europe, since margins as a percentage of sales for complete vehicle assembly sales are generally lower than margins earned on production sales due to the high number of purchased components; and

•      margins earned on production sales in Europe are generally lower than margins earned in North America.

	For the three months
	ended September 30,
	2007	2006	Change

North America	$ 165	$ 67	+ 146%
Europe	84	68	+ 24%
Rest of World	2	(4)	n/a
Corporate and Other	(3)	18	- 117%
Total EBIT	$ 248	$ 149	66%

(1) EBIT is defined as operating income as presented on our unaudited consolidated financial statements before net interest (income) expense.

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Included in EBIT for the third quarters of 2007 and 2006 were the following unusual items, which have been discussed in the “Highlights” section above.

	For the three months
	ended September 30,
	2007	2006
North America
Restructuring charges	$(8)	$(4)
	(8)	(4)
Europe
Restructuring charges	—	(1)
Sale of facility	(12)	—
Sale of property	36	—
	24	(1)
Corporate and Other
Foreign currency gain	7	—
	7	—
	$23	$(5)

North America

EBIT in North America increased 146% or $98 million to $165 million for the third quarter of 2007 compared to $67 million for the third quarter of 2006. Excluding the North American unusual items discussed in the “Highlights” section above, the $102 million increase in EBIT was primarily as a result of:

•      incremental margin earned on new programs that launched during or subsequent to the third quarter of 2006;

•      incremental margin earned as a result of increased production volumes for certain programs; and

•      productivity and efficiency improvements at certain facilities, including underperforming divisions.

These factors were partially offset by:

•      lower margins earned as a result of a decrease in production volumes for certain programs;

•      operational inefficiencies and other costs at certain underperforming divisions, in particular at certain powertrain and interiors facilities;

•      costs incurred in preparation for upcoming launches or for programs that have not fully ramped up production;

•      higher employee profit sharing and incentive compensation;

•      higher affiliation fees paid to Corporate; and

•      incremental customer price concessions.

Europe

EBIT in Europe increased 24% or $16 million to $84 million for the third quarter of 2007 compared to $68 million for the third quarter of 2006. Excluding the European unusual items discussed in the “Highlights” section above, the $9 million decrease in EBIT was primarily as a result of:

•      lower margins earned as a result of a decrease in vehicle production volumes for certain programs, including the end of production of the Mercedes-Benz E-Class 4MATIC at our Graz assembly facility in the fourth quarter of 2006;

•      operational inefficiencies and other costs at certain facilities;

•      a favourable revaluation to warranty accruals during the third quarter of 2006;

•      costs incurred to develop and grow our electronics capabilities;

•      higher employee profit sharing;

•      higher affiliation fees paid to Corporate;

•      costs incurred to develop and grow our business in Russia; and

•      incremental customer price concessions.

These factors were partially offset by:

•      incremental margin earned on new programs that launched during or subsequent to the third quarter of 2006;

•      incremental margin earned as a result of increased production volumes for certain programs; and

•      productivity and efficiency improvements at certain facilities, including underperforming divisions;

Rest of World

Rest of World EBIT increased $6 million to $2 million for the third quarter of 2007. The increase in EBIT was primarily as a result of:

•      incremental margin earned on the increase in production sales discussed above; and

•      productivity and efficiency improvements at certain new facilities.

These factors were partially offset by costs incurred at other new facilities, primarily in China, as we continue to pursue opportunities in this growing market.

Magna International Inc. Third Quarter Report 2007 9

Corporate and Other

Corporate and Other EBIT declined $21 million to a loss of $3 million for the third quarter of 2007 compared to earnings of $18 million for the third quarter of 2006. Excluding the Corporate and Other unusual items discussed above, the $21 million decrease in EBIT was primarily as a result of:

•      increased salaries and wages and increased incentive compensation; and

•      a $7 million write-down of our investments in ABCP as discussed in the “Financing Resources” section below.

These factors were partially offset by an increase in affiliation fees earned from our divisions.

Interest Income, Net

Net interest income increased $13 million to $19 million for the third quarter of 2007 compared to $6 million for the third quarter of 2006. The increase in interest income was primarily as a result of:

•      a reduction in interest expense due to:

•      the repayment in January 2007 of the third series of our senior unsecured notes related to the acquisition of New Venture Gear (“NVG”); and

•      the $48 million repayment of senior unsecured notes in October 2006; and

•      an increase in interest income earned, including on the net cash received from the Arrangement.

Operating Income

Operating income increased 72% or $112 million to $267 million for the third quarter of 2007 compared to $155 million for the third quarter of 2006. Excluding the unusual items discussed in the “Highlights” section above, operating income for the third quarter of 2007 increased 53% or $84 million. This increase in operating income was the result of the increase in EBIT (excluding unusual items) combined with the increase in net interest income earned, both as discussed above.

Income Taxes

Our effective income tax rate on operating income (excluding equity income) increased to 41.9% for the third quarter of 2007 from 40.4% for the third quarter of 2006. In the third quarters of 2006 and 2007, our income tax rate was impacted by the unusual items discussed in the “Highlights” section above. Excluding the unusual items, our effective income tax rate decreased to 30.3% for the third quarter of 2007 compared to 39.7% in the third quarter of 2006. The higher effective income tax rate in 2006 is primarily due to an unfavourable Supreme Court of Canada ruling against a taxpayer which restricts deductibility of certain foreign exchange losses. The $23 million impact of this ruling was partially offset by a change in mix of earnings, whereby proportionately more income was earned in jurisdictions with higher income tax rates.

Net Income

Net income increased 65% or $61 million to $155 million for the third quarter of 2007 compared to $94 million for the third quarter of 2006. Excluding unusual items discussed in the “Highlights” section above, net income increased 73% or $72 million as a result of the increase in operating income (excluding unusual items), partially offset by higher income taxes (excluding unusual items), all as discussed above.

Earnings per Share

	For the three months
	ended September 30,
	2007	2006	Change

Earnings per Class A Subordinate Voting or Class B Share
Basic	$ 1.40	$ 0.87	+ 61%
Diluted	$ 1.38	$ 0.86	+ 60%

Average number of Class A Subordinate Voting and Class B Shares outstanding (millions)
Basic	110.5	108.6	+ 2%
Diluted	113.1	111.4	+ 2%

10 Magna International Inc. Third Quarter Report 2007

Diluted earnings per share increased 60% or $0.52 to $1.38 for the third quarter of 2007 compared to $0.86 for the third quarter of 2006. Excluding the unusual items discussed in the “Highlights” section above, diluted earnings per share increased $0.61 from the third quarter of 2006 to the third quarter of 2007 as a result of the increase in net income (excluding unusual items) described above, partially offset by an increase in the weighted average number of diluted shares outstanding in the third quarter of 2007, primarily as a result of:

•      the 20.0 million Class A Subordinate Voting Shares issued under the Arrangement; and

•      Class A Subordinate Voting Shares issued on the exercise of stock options and stock appreciation rights during or subsequent to the third quarter of 2006.

This increase in shares was partially offset by the 11.9 million Class A Subordinate Voting Shares repurchased under the SIB.

Return on Funds Employed (“ROFE”)(1)

An important financial ratio that we use across all of our operations to measure return on investment is ROFE.

ROFE for the third quarter of 2007 was 14.7%, an increase from 9.0% for the third quarter of 2006. The unusual items discussed in the “Highlights” section above positively impacted ROFE in the third quarter of 2007 by 1.3% and negatively impacted ROFE by 0.2% in the third quarter of 2006.

Excluding these unusual items, ROFE increased 4.2% primarily as a result of the increase in EBIT (excluding unusual items) in North America partially offset by the decrease in EBIT (excluding unusual items) in Europe, Rest of World and Corporate and Other, all as described above.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow from Operations

	For the three months
	ended September 30,
	2007	2006	Change

Net income	$ 155	$ 94
Items not involving current cash flows	145	179
	300	273	$ 27
Changes in non-cash operating assets and liabilities	(83)	49
Cash provided from operating activities	$ 217	$ 322	$ (105)

Cash flow from operations before changes in non-cash operating assets and liabilities increased $27 million to $300 million for the third quarter of 2007 compared to $273 million for the third quarter of 2006. The increase in cash flow from operations was due to a $61 million increase in net income (as discussed above) partially offset by a $34 million decrease in items not involving current cash flows, including:

•      a $39 million increase on gains on disposal of fixed assets, including both the $36 million gain on sale of property in the United Kingdom and the $12 million loss on sale of facility as discussed in the “Highlights” section above;

•      a $32 million decrease in future taxes, including the impact of the $40 million income tax charge in the third quarter of 2007 as discussed in the “Highlights” section above; and

•      a reduction in non-cash stock compensation expense.

These factors were partially offset by:

•      an increase in depreciation expense from the third quarter of 2006 to the third quarter of 2007; and

•      a $7 million write-down of a portion of our investments in ABCP as discussed in the “Financing Resources” section below.

(1) ROFE is defined as EBIT divided by the average funds employed for the period. Funds employed is defined as long-term assets, excluding future tax assets, plus non-cash operating assets and liabilities. Non-cash operating assets and liabilities are defined as the sum of accounts receivable, inventory, income taxes recoverable and prepaid assets less the sum of accounts payable, accrued salaries and wages, other accrued liabilities, income taxes payable and deferred revenues.

Magna International Inc. Third Quarter Report 2007 11

Cash invested in operating assets and liabilities amounted to $83 million for the third quarter of 2007 which was comprised of the following sources (and uses) of cash:

	For the three months ended September 30,
	2007	2006

Accounts receivable	$9	$236
Inventory	(93)	(28)
Prepaid expenses and other	—	2
Accounts payable and other accrued liabilities	(56)	(155)
Income taxes payable	62	5
Deferred revenue	(5)	(11)
Changes in non-cash operating assets and liabilities	$(83)	$49

The increase in inventory in the third quarter of 2007 was primarily as a result of:

•      an increase in production inventory in North America associated with the launch of the next-generation Chrysler minivans as discussed in the “Sales” section above, as well as the general increase in production inventory after the OEM summer shutdowns; and

•       an increase in tooling and other inventory in Europe in preparation for upcoming launches.

The decrease in accounts payable and other accrued liabilities was primarily due to the timing of payments to suppliers.

The increase in income taxes payable is primarily due to an increase in taxable income in certain jurisdictions resulting in our income tax payable growing in excess of our income tax instalments, which are based on prior year income.

Capital and Investment Spending

	For the three months
	ended September 30,
	2007	2006	Change

Fixed assets	$(174)	$(198)
Investments and other assets	(145)	(6)
Fixed assets, investments and other assets additions	(319)	(204)
Purchase of subsidiaries	—	(51)
Proceeds from disposition	76	8
Cash used in investing activities	$(243)	$(247)	$4

Fixed assets, investments and other assets additions

In the third quarter of 2007, we invested $174 million in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in the third quarter of 2007 was for manufacturing equipment for programs that launched during the third quarter of 2007 or will be launching subsequent to the third quarter of 2007.

The increase in investments and other assets relates primarily to a $130 million investment in ABCP as discussed in the “Financing Resources” section below.

Proceeds from disposition

Proceeds from disposition for the third quarter of 2007 reflect the proceeds received on the sale of property (as discussed in the “Highlights” section above) and normal course fixed and other asset disposals.

Financing

	For the three months
	ended September 30,
	2007	2006	Change

Repayments of debt	$(53)	$(10)
Issues of debt	3	108
Issues of Class A Subordinate Voting Shares	1,537	1
Repurchase of Class A Subordinate Voting Shares	(1,091)	—
Repurchase of Class B Shares	(24)	—
Cash dividends paid	(42)	(41)
Cash used in financing activities	$330	$58	$272

12       Magna International Inc. Third Quarter Report 2007

The repayments of debt during the third quarter of 2007 relate primarily to a reduction in bank indebtedness.

The issues of debt during the third quarter of 2006 relate primarily to an increase in bank indebtedness in certain jurisdictions to support capital spending requirements.

During the third quarter of 2007, we issued 20.0 million Class A Subordinate Voting Shares for cash proceeds of $1.531 billion (net of issue costs of $6 million) in connection with the Arrangement. We also purchased for cancellation 11.9 million Class A Subordinate Voting Shares for an aggregate purchase price of $1.091 billion (including transaction costs of $2 million) and 217,400 Class B Shares for an aggregate purchase price of $24 million. Each of these transactions is discussed in more detail in the “Strategic Investment by Russian Machines” section above.

During the third quarter of 2007, we also received cash proceeds of $6 million on the exercise of stock options for Class A Subordinate Voting Shares compared to $1 million during the third quarter of 2006.

Cash dividends paid per Class A Subordinate Voting or Class B Share were $0.36 in the third quarter of 2007 compared to $0.38 in the third quarter of 2006.

Financing Resources

Capitalization

	As at	As at
	September 30,	December 31,
	2007	2006	Change

Liabilities
Bank indebtedness	$93	$63
Long-term debt due within one year	87	98
Long-term debt	609	605
	789	766
Shareholders’ equity	8,759	7,157
Total capitalization	$9,548	$7,923	$1,625

Total capitalization increased by 21% or $1.625 billion to $9.548 billion at September 30, 2007 as compared to $7.923 billion at December 31, 2006. The increase in capitalization was a result of increases in shareholders’ equity and liabilities of $1.602 billion and $23 million, respectively.

The increase in shareholders’ equity is primarily as a result of:

•      Class A Subordinate Voting Shares issued in connection with the Arrangement and on the exercise of stock options and stock appreciation rights;

•       net income earned during the first nine months of 2007; and

•       a $609 million increase in accumulated net unrealized gains on translation of net investment in foreign operations, primarily as a result of the strengthening of the Canadian dollar, euro and British pound, between December 31, 2006 and September 30, 2007, each against the U.S. dollar.

These factors were partially offset by:

•      the repurchase of Class A Subordinate Voting Shares in connection with the substantial issuer bid and Class B Shares in connection with the Arrangement;

•       dividends paid during the first nine months of 2007; and

•       the reduction in the stated value of our Class A Subordinate Voting Shares as a result of the repurchase of Class A Subordinate Voting Shares which have been awarded on a restricted basis to certain executives.

The increase in liabilities is primarily the result of the strengthening of Canadian dollar and euro, each against the U.S. dollar and an increase in bank indebtedness to satisfy working capital requirements in certain regions.

This increase in bank indebtedness was partially offset by decreases in long-term debt as a result of the repayment of the third series of our senior unsecured notes related to the NVG acquisition.

Cash Resources

During the first nine months of 2007, our cash resources increased by $767 million to $2.7 billion as a result of the cash provided from operating activities and financing activities, partially offset by the cash used in investing activities. In addition to our cash resources, we had term and operating lines of credit totalling $2.0 billion, of which $1.8 billion was unused and available. In July 2007, our five-year revolving term facility was extended for one additional year, expiring on July 31, 2012.

Magna International Inc. Third Quarter Report 2007       13

At September 30, 2007 we held investments in ABCP with a face value of Cdn$134 million. When acquired, these investments were rated R1 (High) by Dominion Bond Rating Service (“DBRS”), the highest credit rating issued for commercial paper, and backed by R1 (High) rated assets, and liquidity agreements. These investments matured during the third quarter of 2007 but, as a result of liquidity issues in the ABCP market, did not settle on maturity. As a result, we have reclassified our ABCP as long-term investments and recorded a $7 million impairment of the value of this investment. Continuing uncertainties regarding the value of the assets which underlie the ABCP, the amount and timing of cash flows associated with the ABCP and the outcome of the restructuring process could give rise to a change in the value of our investment in ABCP which would impact our earnings.

Maximum Number of Shares Issuable

The following table presents the maximum number of shares that would be outstanding if all of the outstanding stock options and Subordinated Debentures issued and outstanding at November 2, 2007 were exercised or converted:

Class A Subordinate Voting and Class B Shares	118,587,051
Subordinated Debentures (i)	1,096,589
Stock options (ii)	2,945,443
122,629,083

(i)   The above amounts include shares issuable if the holders of the 6.5% Convertible Subordinated Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at our option, to settle interest and principal related to the 6.5% Convertible Subordinated Debentures on redemption or maturity. The number of Class A Subordinate Voting Shares issuable at our option is dependent on the trading price of Class A Subordinate Voting Shares at the time we elect to settle the 6.5% Convertible Subordinated Debenture interest and principal with shares.

The above amounts also exclude Class A Subordinate Voting Shares issuable, only at our option, to settle the 7.08% Subordinated Debentures on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures.

(ii)  Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

Contractual Obligations and Off-Balance Sheet Financing

There have been no material changes with respect to the contractual obligations requiring annual payments during the third quarter of 2007 that are outside the ordinary course of business. Refer to our MD&A included in our 2006 Annual Report.

Long-term receivables in other assets are reflected net of outstanding borrowings from a customer’s finance subsidiary of $36 million since we have a legal right of set-off of the customer’s long-term receivable payable to us against such borrowings and intend to settle the related amounts simultaneously.

RESULTS OF OPERATIONS – FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007

Sales

	For the nine months
	ended September 30,
	2007	2006	Change

Vehicle Production Volumes (millions of units)
North America	11.444	11.727	-	2%
Europe	12.002	11.566	+	4%

Average Dollar Content Per Vehicle
North America	$844	$767	+	10%
Europe	$421	$357	+	18%

Sales
External Production
North America	$9,663	$8,996	+	7%
Europe	5,055	4,125	+	23%
Rest of World	287	190	+	51%
Complete Vehicle Assembly	3,027	3,132	-	3%
Tooling, Engineering and Other	1,199	1,369	-	12%
Total Sales	$19,231	$17,812	+	8%

14       Magna International Inc. Third Quarter Report 2007

External Production Sales - North America

External production sales in North America increased 7% or $0.7 billion to $9.7 billion for the nine months ended September 30, 2007 compared to $9.0 billion for the nine months ended September 30, 2006. This increase in production sales reflects a 10% increase in our North American average dollar content per vehicle partially offset by a 2% decrease in North American vehicle production volumes. We reported strong sales despite the fact that in the nine months ended September 30, 2007 two of our largest OEM customers in North America produced fewer vehicles compared to the nine months ended September 30, 2006. While overall North American vehicle production volumes decreased 2% in the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006, Ford and GM vehicle production both declined by 9%.

Our average dollar content per vehicle grew by 10% or $77 to $844 for the nine months ended September 30, 2007 compared to $767 for the nine months ended September 30, 2006, primarily as a result of:

•       the launch of new programs during or subsequent to the nine months ended September 30, 2006, including:

•       the Ford Edge and Lincoln MKX;

•       the Saturn Outlook, GMC Acadia and the Buick Enclave;

•       GM’s full-size pickups;

•       the Jeep Wrangler and Wrangler Unlimited;

•       the BMW X5;

•       the Dodge Nitro;

•       the Dodge Avenger and Chrysler Sebring; and

•       the Ford F-Series SuperDuty; and

•       an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar.

These factors were partially offset by:

•       the impact of lower production and/or content on certain programs, including:

•       GM’s full-size SUVs;

•       the Chrysler Pacifica and PT Cruiser;

•       the Pontiac Montana SV6, Saturn RELAY, Buick Terraza and Chevrolet Uplander;

•       the Chrysler 300 and 300C, and Dodge Charger and Magnum;

•       the Chevrolet HHR; and

•       the Ford Explorer and Mercury Mountaineer;

•       programs that ended production during or subsequent to the nine months ended September 30, 2006, including:

•       the Ford Freestar and Mercury Monterey;

•       the Saturn ION;

•       the Buick Rendezvous; and

•       the Ford Taurus;

•       lower Chrysler minivan production volumes as a result of the change-over to the next-generation vehicle in July 2007 and the related ramp-up period associated with the launch; and

•       incremental customer price concessions.

External Production Sales - Europe

External production sales in Europe increased 23% or $930 million to $5.1 billion for the nine months ended September 30, 2007 compared to $4.1 billion for the nine months ended September 30, 2006. This increase in production sales reflects an 18% increase in our European average dollar content per vehicle combined with a 4% increase in European vehicle production volumes.

Our average dollar content per vehicle grew by 18% or $64 to $421 for the nine months ended September 30, 2007 compared to $357 for the nine months ended September 30, 2006, primarily as a result of:

•       an increase in reported U.S. dollar sales primarily due to the strengthening of the euro and British pound, each against the U.S. dollar;

•       the launch of new programs during or subsequent to the first nine months of 2006, including:

•       the MINI Cooper;

•       the Mercedes-Benz C-Class; and

•       the smart fortwo; and

•       acquisitions completed during or subsequent to the first nine months of 2006, including the Pressac acquisition in January 2007.

These factors were partially offset by:

•       the impact of lower production and/or content on certain programs, including the Mercedes-Benz E-Class;

•       the sale of certain facilities during or subsequent to the first nine months of 2006; and

•       incremental customer price concessions.

Magna International Inc. Third Quarter Report 2007        15

External Production Sales - Rest of World

External production sales in Rest of World increased 51% or $97 million to $287 million for the nine months ended September 30, 2007 compared to $190 million for the nine months ended September 30, 2006. The increase in production sales was primarily as a result of:

•       the launch of new programs during or subsequent to the first nine months of 2006 in Korea, China, Brazil and South Africa;

•       increased production and/or content on certain programs in Korea, China and Brazil;

•       an increase in reported U.S. dollar sales as a result of the strengthening of the Korean Won and Chinese Renminbi, each against the U.S. dollar.

Complete Vehicle Assembly Sales

	For the nine months
	ended September 30,
	2007	2006	Change

Complete Vehicle Assembly Sales	$3,027	$3,132	-	3%

Complete Vehicle Assembly Volumes (Units)
Full-Costed:	102,215	114,776	-	11%
BMW X3, Mercedes-Benz E-Class and G-Class, and
Saab 9[3] Convertible
Value-Added:	55,861	68,177	-	18%
Jeep Grand Cherokee, Chrysler 300,
Chrysler Voyager, and Jeep Commander
	158,076	182,953	-	14%

Complete vehicle assembly sales decreased 3% or $105 million to $3.0 billion for the nine months ended September 30, 2007 compared to $3.1 billion for the nine months ended September 30, 2006 while assembly volumes decreased 14% or 24,877 units. The decrease in complete vehicle assembly sales is primarily as a result of:

•       the end of production of the Mercedes-Benz E-Class 4MATIC at our Graz assembly facility in the fourth quarter of 2006, as Mercedes is assembling this vehicle in-house; and

•       a decrease in assembly volumes for the Saab 93 Convertible and all vehicles accounted for on a value-added basis.

These factors were partially offset by:

•       an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar; and

•       higher assembly volumes for the BMW X3 and the Mercedes-Benz G-Class.

Tooling, Engineering and Other

Tooling, engineering and other sales decreased 12% or $170 million to $1.2 billion for the nine months ended September 30, 2007 compared to $1.4 billion for the nine months ended September 30, 2006.

In the nine months ended September 30, 2007, the major programs for which we recorded tooling, engineering and other sales were:

•       the BMW X3;

•       the Dodge Grand Caravan and Chrysler Town & Country;

•       GM’s full-size pickups;

•       the Ford F-Series SuperDuty;

•       the Audi A4;

•       the Mercedes C-Class;

•       the Mazda 6;

•       the Ford Flex; and

•       the Ford Taurus and Mercury Sable.

16       Magna International Inc. Third Quarter Report 2007

In the nine months ended September 30, 2006, the major programs for which we recorded tooling, engineering and other sales were:

•       GM’s full-size pickups and SUVs;

•       the MINI Cooper;

•       the Freightliner P-Class;

•       the Ford Escape and Mazda Tribute;

•       the Ford Edge and Lincoln MKX;

•       the Ford F-Series SuperDuty;

•       the Suzuki XL7;

•       the Ford Five Hundred; and

•       the BMW Z4.

In addition, tooling, engineering and other sales benefited from the strengthening of the Canadian, euro and British pound, each against the U.S. dollar.

EBIT

	For the nine months
	ended September 30,
	2007	2006	Change

North America	$573	$535
Europe	300	161
Rest of World	12	(4)
Corporate and Other	23	50
Total EBIT	$908	$742	+	22%

Included in EBIT for the nine-month periods ended September 30, 2007 and 2006 were the following unusual items, which have been discussed in the “Highlights” section above.

	For the nine months
	ended September 30,
	2007	2006

North America
Impairment charges	$(22)	$—
Restructuring charges	(18)	(27)
Sale of facilities	—	(5)
	(40)	(32)
Europe
Restructuring charges	(4)	(13)
Sale of facilities	(12)	(12)
Sale of property	36	—
	20	(25)
Corporate and Other
Foreign currency gain	7	—
	7	—
	$(13)	$(57)

North America

EBIT in North America increased 7% or $38 million to $573 million for the nine months ended September 30, 2007 compared to $535 million for the nine months ended September 30, 2006. Excluding the North American unusual items discussed in the “Highlights” section above, EBIT increased $46 million, primarily as a result of:

•       incremental margin earned on new programs that launched during or subsequent to the nine months ended September 30, 2006; and

•       productivity and efficiency improvements at certain facilities, including underperforming divisions.

Magna International Inc. Third Quarter Report 2007        17

These factors were partially offset by:

•       lower margins earned as a result of a decrease in production volumes for certain programs;

•      operational inefficiencies and other costs at certain underperforming divisions, in particular at certain powertrain and interiors facilities;

•       costs incurred in preparation for upcoming launches or for programs that have not fully ramped up production;

•       costs incurred to develop and grow our electronics capabilities;

•       higher employee profit sharing and incentive compensation;

•       higher affiliation fees paid to Corporate; and

•       incremental customer price concessions.

Europe

EBIT in Europe increased 86% or $139 million to $300 million for the nine months ended September 30, 2007 compared to $161 million for the nine months ended September 30, 2006. Excluding the European unusual items discussed in the “Highlights” section above, EBIT increased by $94 million, primarily as a result of:

•       incremental margin earned on new programs that launched during or subsequent to the nine months ended September 30, 2006;

•      incremental margin earned as a result of higher production volumes for certain production and complete vehicle assembly programs;

•       acquisitions completed during or subsequent to the first nine months of 2006;

•       productivity and efficiency improvements at certain facilities, including underperforming divisions; and

•       the sale and/or closure of certain underperforming divisions during or subsequent to the first nine months of 2006.

These factors were partially offset by:

•       lower margins earned as a result of a decrease in vehicle production volumes for certain programs including the end of production of the Mercedes-Benz E-Class 4MATIC at our Graz assembly facility in the fourth quarter of 2006;

•       operational inefficiencies and other costs at certain facilities, specifically certain interior facilities;

•       a favourable revaluation to warranty accruals during the third quarter of 2006;

•       costs incurred to develop and grow our business in Russia;

•       costs incurred in preparation for upcoming launches or for programs that have not fully ramped up production;

•       costs incurred to develop and grow our electronics capabilities;

•       higher affiliation fees paid to Corporate;

•       higher incentive compensation; and

•       incremental customer price concessions.

Rest of World

EBIT in the Rest of World increased $16 million to $12 million for the nine months ended September 30, 2007 in comparison to a loss of $4 million for the nine months ended September 30, 2006. EBIT increased primarily as a result of:

•       incremental margin earned on the increase in production sales discussed above;

•       operational efficiencies at certain facilities, including underperforming divisions; and

•       increased equity income earned on our 41% interest in Shin Young Metal Ind. Co.

These factors were partially offset by costs incurred at other new facilities, primarily in China, as we continue to pursue opportunities in this growing market.

Corporate and Other

Corporate and Other EBIT decreased 54% or $27 million to $23 million for the nine months ended September 30, 2007 compared to $50 million for the nine months ended September 30, 2006. Excluding the Corporate and Other unusual items discussed in the “Highlights” section above, EBIT decreased by $34 million, primarily as a result of:

•       increased consulting fees incurred with respect to a purchasing initiative;

•       increased salaries and wages and increased incentive compensation;

•       increased stock compensation costs related to restricted shares, specifically:

•       during the second quarter of 2007, restricted share agreements with a former executive were accelerated, which resulted in a one-time charge to compensation expense of approximately $10 million, representing the remaining measured but unrecognized compensation expense related to the restricted shares awarded during 2006; and

•       the write-down of our investment in ABCP as discussed in the “Financing Resources” section above.

These factors were partially offset by:

•       an increase in affiliation fees earned from our divisions; and

•       the recovery of a long-term receivable that was previously written off.

18       Magna International Inc. Third Quarter Report 2007

SUBSEQUENT EVENTS

Subject to approval by the Toronto Stock Exchange (the “TSX”), our Board approved the purchase for cancellation and/or for purposes of our long-term retention (restricted stock) and restricted stock unit programs and deferred profit sharing plans, up to 10% of our public float pursuant to a normal course issuer bid (the “Bid”). The Bid is expected to commence on November 12, 2007 and will terminate no later than one year later. Purchases may also be made on the New York Stock Exchange (“NYSE”). All purchases of Class A Subordinate Voting Shares will be made at the market price at the time of purchase in accordance with the rules and policies of the TSX and the NYSE, including Rule 10b-18 under the U.S. Securities Exchange Act of 1934.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation and other claims.

Refer to note 21 of our 2006 audited consolidated financial statements, which describes these claims. On October 26, 2007, we received a favourable award in a previously disclosed arbitration proceeding involving a steel supplier.

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting that occurred during the nine months ended September 30, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

The previous discussion may contain statements that, to the extent that they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, without limitation, those related to the strategic alliance with Russian Machines, including: the risk that the benefits, growth prospects and strategic objectives expected to be realized from the investment by, and strategic alliance with, Russian Machines may not be fully realized, realized at all or may take longer to realize than expected; we will be governed by a board of directors on which the Stronach Trust and Russian Machines each, indirectly, have the right to designate an equal number of nominees, in addition to the current co-chief executive officers, with the result that we may be considered to be effectively controlled, indirectly, by the Stronach Trust and Russian Machines for so long as the governance arrangements remain in place between them; our Russian strategy involves making investments and carrying on business and operations in Russia, which will expose us to the political, economic and regulatory risks and uncertainties of that country; the possibility that Russian Machines may exercise its right to withdraw its investment and exit from the governance arrangements in connection with the strategic alliance at any time after two years; the possibility that the Stronach Trust may exercise its right to require Russian Machines to withdraw its investment and exit from such arrangements at any time after three years; and the possibility that Russian Machines’ lender may require Russian Machines to withdraw its investment and exit from such arrangements at any time if such lender is entitled to realize on its loan to Russian Machines. In addition to the risks, assumptions and uncertainties related to our relationship with Russian Machines, there are additional risks and uncertainties relating generally to us and our business and affairs, including the impact of: declining production volumes and changes in consumer demand for vehicles; a reduction in the production volumes of certain vehicles, such as certain light trucks; the termination or non-renewal by our customers of any material contracts; our ability to offset increases in the cost of commodities, such as steel and resins, as well as energy prices; fluctuations in relative currency values; our ability to offset price concessions demanded by our customers; our dependence on outsourcing by our customers; our ability to compete with suppliers with operations in low cost countries; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; the financial distress of some of our suppliers and customers; the inability of our customers to meet their financial obligations to us; our ability to fully recover pre-production expenses; warranty and recall costs; product liability claims in excess of our insurance coverage; expenses related to the restructuring and rationalization of some of our operations; impairment charges; our ability to successfully identify, complete and integrate acquisitions; risks associated with program launches; legal claims against us; risks of conducting business in foreign countries; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our indirect controlling shareholders, the Stronach Trust and Russian Machines; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

Magna International Inc. Third Quarter Report 2007        19

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

[Unaudited]

[U.S. dollars in millions, except per share figures]

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2007	2006	2007	2006

Sales		$6,077	$5,424	$19,231	$17,812

Cost of goods sold		5,279	4,789	16,618	15,510
Depreciation and amortization		220	191	633	580
Selling, general and administrative	12	330	299	1,058	990
Interest income, net		(19)	(6)	(41)	(8)
Equity income		—	(4)	(8)	(10)
Impairment charges	4	—	—	22	—
Income from operations before income taxes		267	155	949	750
Income taxes		112	61	314	251
Net income		155	94	635	499
Other comprehensive income:	2,11
Net realized and unrealized gains (losses) on translation of net investment in foreign operations		308	(9)	609	216
Repurchase of shares	3	(156)	—	(156)	—
Net unrealized losses on cash flow hedges		(6)	—	(6)	—
Reclassifications of net (gains) losses on cash flow hedges to net income		(1)	—	3	—
Comprehensive income		$300	$85	$1,085	$715

Earnings per Class A Subordinate Voting or Class B Share:
Basic		$1.40	$0.87	$5.80	$4.60
Diluted		$1.38	$0.86	$5.69	$4.52

Cash dividends paid per Class A Subordinate Voting or Class B Share		$0.36	$0.38	$0.79	$1.14

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period [in millions]:
Basic		110.5	108.6	109.5	108.6
Diluted		113.1	111.4	112.3	111.3

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2007	2006	2007	2006

Retained earnings, beginning of period		$4,206	$3,731	$3,773	$3,409
Net income		155	94	635	499
Dividends on Class A Subordinate Voting and Class B Shares		(42)	(41)	(89)	(124)
Repurchase of Class A Subordinate Voting Shares	3	(655)	—	(655)	—
Repurchase of Class B Shares	3	(24)	—	(24)	—
Retained earnings, end of period		$3,640	$3,784	$3,640	$3,784

See accompanying notes

20       Magna International Inc. Third Quarter Report 2007

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2007	2006	2007	2006

Cash provided from (used for):

OPERATING ACTIVITIES
Net income		$155	$94	$635	$499
Items not involving current cash flows		145	179	623	616
		300	273	1,258	1,115
Changes in non-cash operating assets and liabilities		(83)	49	(494)	(317)
		217	322	764	798

INVESTMENT ACTIVITIES
Fixed asset additions		(174)	(198)	(436)	(544)
Purchase of subsidiaries	6	—	(51)	(46)	(254)
Increase in investments and other assets	5	(145)	(6)	(175)	(58
Proceeds from disposition		76	8	103	39
		(243)	(247)	(554)	(817)

FINANCING ACTIVITIES
Repayments of debt		(53)	(10)	(68)	(128)
Issues of debt		3	108	34	126
Issues of Class A Subordinate Voting Shares	3,9	1,537	1	1,560	16
Repurchase of Class A Subordinate Voting Shares	3,9	(1,091)	—	(1,091)	—
Repurchase of Class B Shares	3,9	(24)	—	(24)	—
Dividends		(42)	(41)	(89)	(123)
		330	58	322	(109)

Effect of exchange rate changes on cash and cash equivalents		115	(2)	235	95

Net increase (decrease) in cash and cash equivalents during the period		419	131	767	(33)
Cash and cash equivalents, beginning of period		2,233	1,518	1,885	1,682
Cash and cash equivalents, end of period		$2,652	$1,649	$2,652	$1,649

See accompanying notes

Magna International Inc. Third Quarter Report 2007        21

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[U.S. dollars in millions]

		September 30,	December 31,
	Note	2007	2006

ASSETS
Current assets
Cash and cash equivalents		$2,652	$1,885
Accounts receivable		4,518	3,629
Inventories		1,716	1,437
Prepaid expenses and other	2	138	109
		9,024	7,060
Investments	5	290	151
Fixed assets, net		4,203	4,114
Goodwill	6	1,223	1,096
Future tax assets	2	293	255
Other assets	2	480	478
		$15,513	$13,154

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness		$93	$63
Accounts payable		3,581	3,608
Accrued salaries and wages		580	453
Other accrued liabilities	2,7	937	426
Income taxes payable		205	135
Long-term debt due within one year		87	98
		5,483	4,783
Deferred revenue		65	73
Long-term debt		609	605
Other long-term liabilities	2	368	288
Future tax liabilities	2	229	248
		6,754	5,997

Shareholders’ equity
Capital stock	3,9
Class A Subordinate Voting Shares
[issued: 117,860,222; December 31, 2006 – 108,787,387]		3,800	2,505
Class B Shares
[convertible into Class A Subordinate Voting Shares]
[issued: 726,829; December 31, 2006 – 1,092,933]		—	—
Contributed surplus	10	58	65
Retained earnings	3	3,640	3,773
Accumulated other comprehensive income	2,3,11	1,261	814
		8,759	7,157
		$15,513	$13,154

See accompanying notes

22       Magna International Inc. Third Quarter Report 2007

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.     BASIS OF PRESENTATION

The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries [collectively “Magna” or the “Company”] have been prepared in United States dollars following Canadian generally accepted accounting principles [“GAAP”] with respect to the preparation of interim financial information. Accordingly, they do not include all the information and footnotes as required in the preparation of annual financial statements and should be read in conjunction with the December 31, 2006 audited consolidated financial statements and notes included in the Company’s 2006 Annual Report. These interim consolidated financial statements have been prepared using the same accounting policies as the December 31, 2006 annual consolidated financial statements, except for the accounting change set out in note 2.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at September 30, 2007 and the results of operations and cash flows for the three-month and nine-month periods ended September 30, 2007 and 2006.

2.     ACCOUNTING CHANGE

In January 2005, the Canadian Institute of Chartered Accountants approved Handbook Sections 1530, “Comprehensive Income”, 3855 “Financial Instruments – Recognition and Measurement”, 3861 “Financial Instruments – Disclosure and Presentation”, and 3865 “Hedges”. The Company adopted these new recommendations effective January 1, 2007 with no restatement of prior periods, except to classify the currency translation adjustment as a component of accumulated other comprehensive income. With the adoption of these new standards, the Company’s accounting for financial instruments and hedges complies with U.S. GAAP in all material respects as of January 1, 2007.

Financial Instruments

Under the new standards, all of Magna’s financial assets and financial liabilities are classified as held for trading, held to maturity investments, loans and receivables, available-for-sale financial assets, or other financial liabilities. Held for trading financial instruments, which include cash and cash equivalents, are measured at fair value and all gains and losses are included in net income in the period in which they arise. Held to maturity investments are recorded at amortized cost using the effective interest method, and include long-term interest bearing government securities held to partially fund certain Austrian lump sum termination and long service payment arrangements and our investment in asset-backed commercial paper (“ABCP”). Loans and receivables, which include accounts receivable and long-term receivables, accounts payable, accrued salaries and wages and certain other accrued liabilities are recorded at amortized cost using the effective interest method. The Company does not currently have any available for sale financial assets.

Comprehensive Income

Other comprehensive income includes unrealized gains and losses on translation of the Company’s net investment in self-sustaining foreign operations, and to the extent that cash flow hedges are effective, the change in their fair value, net of income taxes. Other comprehensive income is presented below net income on the Consolidated Statements of Income and Comprehensive Income. Comprehensive income is composed of net income and other comprehensive income.

Accumulated other comprehensive income is a separate component of shareholders’ equity which includes the accumulated balances of all components of other comprehensive income which are recognized in comprehensive income but excluded from net income.

Hedges

Previously, under Canadian GAAP, derivative financial instruments that met hedge accounting criteria were accounted for on an accrual basis, and gains and losses on hedge contracts were accounted for as a component of the related hedged transaction. The new standards require that all derivative instruments, whether designated in hedging relationships or not, be recorded on the balance sheet at fair value. The fair values of derivatives are recorded in other assets or other liabilities. To the extent that cash flow hedges are effective, the change in their fair value is recorded in other comprehensive income. Amounts accumulated in other comprehensive income are reclassified to net income in the period in which the hedged item affects net income.

Magna International Inc. Third Quarter Report 2007        23

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

2.     ACCOUNTING CHANGE (CONTINUED)

The impact of this accounting policy change on the consolidated balance sheet as at January 1, 2007 was as follows:

Increase in prepaid expenses and other	$28
Increase in other assets	17
Increase in future tax assets	14

Increase in other accrued liabilities	$32
Increase in other long-term liabilities	17
Increase in future tax liabilities	13

Decrease in accumulated other comprehensive income	$3

3.     RUSSIAN MACHINES TRANSACTION

During the third quarter of 2007, following approval by the Class A Subordinate Voting and Class B Shareholders of the Company, we completed the court-approved plan of arrangement (the “Arrangement”) whereby OJSC Russian Machines (“Russian Machines”), a wholly owned subsidiary of Basic Element Limited, made a major strategic investment in Magna.

The impact of this transaction on the consolidated balance sheet was as follows:

	Class A
	Subordinate Voting		Class B
	Share	Share	Share	Net
	Issuance	Repurchase	Repurchase	Impact
	[a]	[c]	[a]

Number of shares issued (repurchased)	20,000,000	(11,902,654)	(217,400)	7,879,946

Cash received (paid)	1,531	(1,091)	(24)	416

Increase (decrease) in share capital	1,531	(280)	—	1,251
Decrease in retained earnings	—	(655)	(24)	(679)
Decrease in accumulated other comprehensive income	—	(156)	—	(156)
Increase (decrease) in shareholders’ equity	1,531	(1,091)	(24)	416

[a]   In accordance with the Arrangement:

[i]   Russian Machines invested approximately $1.54 billion to indirectly acquire 20 million Class A Subordinate Voting Shares of Magna from treasury. We incurred $6 million of issue costs relating to the issuance.

[ii]  The Company purchased 217,400 Class B Shares for cancellation, representing all the outstanding Class B Shares, other than those indirectly controlled by the Stronach Trust, for approximately $24 million, and the number of votes per each Class B Share was reduced from 500 votes to 300 votes. The excess cash paid over the book value of the Class B Shares repurchased of $24 million was charged to retained earnings.

[ii] The Stronach Trust and certain members of the Company’s executive management combined their respective shareholdings in Magna (in the case of executive management, a portion of their shareholdings), together with the 20 million Class A Subordinate Voting Shares issued as part of the Arrangement into a new Canadian holding company. At September 20, 2007, the new Canadian holding company indirectly held 100% of the outstanding Class B Shares and approximately 71.1% of the votes attached to all the Class A Subordinate Voting Shares and Class B Shares then outstanding.

[b]   Prior to completion of the Arrangement, as a result of the approval of the Class B Share acquisition by the Minority Class B Shareholders, Magna caused the conversion of 148,704 Class B Shares held by the MIC Trust and 865714 Ontario Inc., a wholly-owned subsidiary of Magna, into Class A Subordinate Voting Shares.

24       Magna International Inc. Third Quarter Report 2007

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

3.     RUSSIAN MACHINES TRANSACTION (CONTINUED)

[c]   On September 20, 2007, the Company also completed a substantial issuer bid pursuant to which it purchased for cancellation 11,902,654 Class A Subordinate Voting Shares, representing 9.2% of our issued and outstanding Class A Subordinate Voting Shares for an aggregate purchase price of approximately $1.1 billion (including $2 million of costs relating to the transaction). The excess paid over the book value of the Class A Subordinate Voting Shares repurchased of $655 million was charged to retained earnings.

4.     IMPAIRMENT CHARGE

During the second quarter of 2007, the Company recorded an asset impairment of $22 million [$14 million after tax] relating to specific assets at a powertrain facility in the United States.

5.     INVESTMENTS

At September 30, 2007, the Company held Canadian third party ABCP with a face value of Cdn$134 million. At the dates the Company acquired these investments they were rated R1 (High) by Dominion Bond Rating Service, the highest credit rating issued for commercial paper, and backed by R1 (High) rated assets, and liquidity agreements. These investments matured during the third quarter of 2007 but, as a result of liquidity issues in the ABCP market, did not settle on maturity. As a result, the Company has classified its ABCP as long-term investments after initially classifying them as cash and cash equivalents and recorded a $7 million impairment of the value of this investment. Continuing uncertainties regarding the value of the assets which underlie the ABCP, the amount and timing of cash flows associated with the ABCP and the outcome of the restructuring process could give rise to a change in the value of the Company’s investment in ABCP which would impact the Company’s earnings.

6.     ACQUISITIONS

[a]   For the nine months ended September 30, 2007

On January 15, 2007, Magna acquired two facilities from Pressac Investments Limited [“Pressac”]. The facilities in Germany and Italy manufacture electronic components for sale to various customers, including Volkswagen, Mercedes and Fiat. The total consideration for the acquisition amounted to $52 million [€40 million], consisting of $46 million paid in cash, net of cash acquired, and $6 million of assumed debt. The excess purchase price over the book value of assets acquired and liabilities assumed was $29 million.

The purchase price allocations for Pressac are preliminary and adjustments to the allocations may occur as a result of obtaining more information regarding asset valuations. On a preliminary basis, an allocation of the excess purchase price over the book value of assets acquired and liabilities assumed has been made to fixed assets and goodwill.

[b]   For the nine months ended September 30, 2006

[i]    CTS Fahrzeug-Dachsysteme GmbH, Bietigheim-Bissingen [“CTS”]

On February 2, 2006, Magna acquired CTS, a leading manufacturer of roof systems for the automotive industry. CTS manufactures soft tops, hard tops and modular retractable hard tops. In addition to Porsche, its customers include Mercedes, Ferrari, Peugeot and General Motors. CTS has six facilities in Europe and two facilities in North America.

The total consideration for the acquisition of CTS amounted to $271 million, consisting of $203 million paid in cash and $68 million of assumed debt.

[ii]   Magna Golf Club

On August 25, 2006, the Company acquired the net assets of the Magna Golf Club located in Aurora, Ontario from Magna Entertainment Corp. [“MEC”] for total cash consideration of $46 million. The transaction was reviewed by a Special Committee, and approved by the independent members of Magna’s Board of Directors following the unanimous recommendation of the Special Committee.

Magna International Inc. Third Quarter Report 2007        25

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

7.     WARRANTY

The following is a continuity of the Company’s warranty accruals:

	2007	2006

Balance, beginning of period	$94	$96
Expense, net	3	7
Settlements	(6)	(5)
Acquisition	1	6
Foreign exchange and other	1	2
Balance, March 31,	93	106
Expense, net	8	7
Settlements	(7)	(3)
Foreign exchange and other	9	5
Balance, June 30,	103	115
Expense (income), net	6	(39)
Settlements	(5)	(9)
Foreign exchange and other	6	—
Balance, September 30,	$110	$67

8.     EMPLOYEE FUTURE BENEFIT PLANS

The Company recorded employee future benefit expenses as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006

Defined benefit pension plans and other	$4	$7	$15	$16
Termination and long service arrangements	6	4	16	14
Retirement medical benefits plan	3	4	9	9
	$13	$15	$40	$39

26       Magna International Inc. Third Quarter Report 2007

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

9.     CAPITAL STOCK

[a]   Changes in the Class A Subordinate Voting Shares and Class B Shares consist of the following [numbers of shares in the following table are expressed in whole numbers]:

	Class A
	Subordinate Voting		Class B
	Number of	Stated	Number of	Stated
	shares	value	shares	value

Issued and outstanding at December 31, 2006	108,787,387	$2,505	1,092,933	$—
Issued under the Incentive Stock Option Plan	74,082	5
Issued under the Dividend Reinvestment Plan	1,381	—
Release of restricted stock [notes 9[b], 10]	—	3
Issued and outstanding at March 31, 2007	108,862,850	2,513
Issued under the Incentive Stock Option Plan	288,644	22
Issued under Stock Appreciation Rights [note 9[c]]	301,364	11
Issued under the Dividend Reinvestment Plan	1,466	—
Release of restricted stock [notes 9[b], 10]	—	6
Repurchase of Class A Subordinate Voting Shares [note 9[b]]	—	(7)
Issued and outstanding at June 30, 2007	109,454,324	2,545
Issued for cash under the Arrangement [note 3]	20,000,000	1,531
Repurchase and Cancellation of Class A Subordinate Voting and Class B Shares [note 3]	(11,902,654)	(280)	(217,400)	—
Conversion of Class B Shares into
Class A Subordinate Voting Shares [note 3]	148,704	—	(148,704)	—
Issued under the Incentive Stock Option Plan	157,844	6
Issued under the Dividend Reinvestment Plan	2,004	—
Release of restricted stock [notes 9[b], 10]	—	1
Repurchase of Class A Subordinate
Voting Shares [note 9[b]]	—	(3)
Issued and outstanding
at September 30, 2007	117,860,222	$3,800	726,829	$—

[b]  At September 30, 2007, 893,544 [December 31,2006 – 958,688] Magna Class A Subordinate Voting Shares, which were purchased by the Company at a cumulative cost of $57 million [December 31, 2006 - $57 million], have been awarded on a restricted basis to certain executives. The stock that has not been released to the executives is reflected as a reduction in the stated value of the Company’s Class A Subordinate Voting Shares.

[c]  On June 29, 2007, following approval by the Company’s Corporate Governance and Compensation Committee and in accordance with the Amended and Restated Incentive Stock Option Plan, the Company granted stock appreciation rights (“SARs”) to the Company’s Chairman, Mr. Stronach, and an associated company, Stronach & Co., in respect of 648,475 previously granted and unexercised stock options.

Simultaneously, all such SARs were exercised and all of the previously granted and unexercised stock options were surrendered and cancelled. On exercise of the SARs, Stronach & Co. and Mr. Stronach received 301,364 Magna Class A Subordinate Voting Shares, representing an amount equal to the difference between the aggregate fair market value of the shares covered by the surrendered options and the aggregate exercise price of such surrendered options. Fair market value was determined based on the weighted average closing price of the Company’s Class Subordinate Voting Shares on the Toronto Stock Exchange (“TSX”) or the New York Stock Exchange (“NYSE”) (based on the surrendered options’ currency) for the five consecutive trading days ending on the trading day immediately prior to the date of exercise.

Magna International Inc. Third Quarter Report 2007        27

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

[d]  The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at November 2, 2007 were exercised or converted:

Class A Subordinate Voting and Class B Shares	118,587,051
Subordinated Debentures (i)	1,096,589
Stock options (ii)	2,945,443
122,629,083

(i)   The above amounts include shares issuable if the holders of the 6.5% Convertible Subordinated Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at the Company’s option, to settle interest and principal related to the 6.5% Convertible Subordinated Debentures. The number of Class A Subordinate Voting Shares issuable at the Company’s option is dependent on the trading price of the Class A Subordinate Voting Shares at the time the Company elects to settle the 6.5% Convertible Subordinated Debenture interest and principal with shares.

The above amounts also exclude Class A Subordinate Voting Shares issuable, only at the Company’s option, to settle the 7.08% Subordinated Debentures on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures.

(ii)  Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company’s stock option plans.

10.  CONTRIBUTED SURPLUS

Contributed surplus consists of accumulated stock option compensation expense less the fair value of options at the grant date that have been exercised and reclassified to share capital, the accumulated restricted stock compensation expense, and the value of the holders’ conversion option on the 6.5% Convertible Subordinated Debentures. The following is a continuity schedule of contributed surplus:

	2007	2006

Stock-based compensation
Balance, beginning of period	$62	$62
Stock-based compensation expense	2	2
Exercise of options	(1)	(3)
Release of restricted stock [note 9[b]]	(3)	—
Balance, March 31,	60	61
Stock-based compensation expense	14	3
Exercise of options	(3)	(3)
Exercise of stock appreciation rights [note 9[c]]	(11)	—
Release of restricted stock [note 9[b]]	(6)	—
Balance, June 30,	54	61
Stock-based compensation expense	2	4
Release of restricted stock [note 9[b]]	(1)	—
Balance, September 30,	55	65
Holders’ conversion option	3	3
	$58	$68

28       Magna International Inc. Third Quarter Report 2007

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

11.  ACCUMULATED OTHER COMPREHENSIVE INCOME

The following is a continuity schedule of accumulated other comprehensive income:

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006

Accumulated net unrealized gains on translation of net investment in foreign operations
Balance, beginning of period	$1,115	$846	$814	$621
Repurchase of shares [note 3]	(156)	—	(156)	—
Reclassification of gain on translation of net investment in foreign operations to net income	(7)	—	(7)	—
Net unrealized gains (losses) on translation of net investment in foreign operations	315	(9)	616	216
Balance, end of period	1,267	837	1,267	837

Accumulated net unrealized gain on cash flow hedges
Balance, beginning of period	1	—	—	—
Adjustment for change in accounting policy [note 2]	—	—	(3)	—
Net unrealized losses on cash flow hedges (i)	(6)	—	(6)	—
Reclassifications of net losses (gains) on cash flow hedges to net income (ii)	(1)	—	3	—
Balance, end of period	(6)	—	(6)	—
Total accumulated other comprehensive income	$1,261	$837	$1,261	$837

(i)   Net of income tax benefit of $2 million for the three and nine months ended September 30, 2007.

(ii)  Net of income tax benefit of $1 million for the three months ended September 30, 2007 and income tax expense of $1 million for the nine months ended September 30, 2007.

The amount of other comprehensive income that is expected to be reclassified to net income over the next 12 months is $2 million (net of income taxes of $1 million).

Magna International Inc. Third Quarter Report 2007        29

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

12.  STOCK-BASED COMPENSATION

[a]   The following is a continuity of options outstanding [number of options in the table below are expressed in whole numbers]:

	2007			2006
	Options outstanding			Options outstanding
		Exercise	Options		Exercise	Options
	Options	price (i)	exercisable	Options	price (i)	exercisable
	#	Cdn$	#	#	Cdn$	#

Beginning of year	4,087,249	77.45	3,811,336	4,600,039	75.46	4,116,104
Granted	—	—	—	115,000	87.80	—
Exercised	(74,082)	63.21	(74,082)	(166,209)	58.32	(166,209)
Vested	—	—	55,443	—	—	80,100
Cancelled	(7,306)	73.64	(4,400)	(17,001)	93.35	(12,059)
March 31	4,005,861	77.72	3,788,297	4,531,829	76.33	4,017,936
Granted	40,000	88.87	—	—	—	—
Exercised	(590,008)	64.08	(590,008)	(140,535)	62.92	(140,535)
Vested	—	—	29,000	—	—	8,138
Cancelled	(366,686)	69.78	(361,641)	(6,862)	73.11	(2,658)
June 30	3,089,167	81.41	2,865,648	4,384,432	76.76	3,882,881
Granted	15,000	95.96	—	—	—	—
Exercised	(157,844)	59.99	(157,844)	(10,137)	65.55	(10,137)
Vested	—	—	3,880	—	—	107,004
Cancelled	(880)	71.71	—	(15,198)	107.83	(15,198)
September 30	2,945,443	82.64	2,711,684	4,359,097	76.68	3,964,550

(i) The exercise price noted above represents the weighted average exercise price in Canadian dollars.

[b]   The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model. The weighted average assumptions used in measuring the fair value of stock options granted or modified, during the three-month and nine-month periods ended September 30, 2007 and 2006 are as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006

Risk free interest rate	4.25%	—	4.33%	3.99%
Expected dividend yield	1.51%	—	1.14%	2.05%
Expected volatility	22%	—	22%	23%
Expected time until exercise	4 years	—	4 years	4 years

Weighted average fair value of options
granted or modified in period (Cdn$)	$19.89	—	$19.50	$14.89

Compensation expense recorded in selling,
general and administrative expenses	$—	$1	$2	$4

[c]   During the three-month period ended September 30, 2007, $3 million [2006 - $3 million] was charged to compensation expense related to restricted stock arrangements. At September 30, 2007, unamortized compensation expense related to the restricted stock arrangements was $36 million [December 31, 2006 - $42 million] and has been presented as a reduction of shareholders’ equity.

30       Magna International Inc. Third Quarter Report 2007

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.   SEGMENTED INFORMATION

	Three months ended				Three months ended
	September 30, 2007				September 30, 2006
				Fixed				Fixed
	Total	External		assets,	Total	External		assets,
	sales	sales	EBIT (i)	net	sales	sales	EBIT (i)	net

North America
Canada	$1,639	$1,570		$1,141	$1,444	$1,384		$1,123
United States	1,368	1,324		1,010	1,187	1,145		1,117
Mexico	409	368		371	374	334		349
Eliminations	(143)	—		—	(134)	—		—
	3,273	3,262	$165	2,522	2,871	2,863	$67	2,589
Europe
Euroland	2,321	2,282		1,068	2,203	2,168		1,030
Great Britain	292	292		88	203	203		84
Other European countries	161	131		129	148	118		107
Eliminations	(50)	—		—	(44)	—		—
	2,724	2,705	84	1,285	2,510	2,489	68	1,221
Rest of World	123	107	2	142	84	72	(4)	111
Corporate and Other	(43)	3	(3)	254	(41)	—	18	179
Total reportable segments	$6,077	$6,077	$248	4,203	$5,424	$5,424	$149	4,100
Current assets				9,024				7,407
Investments, goodwill and other assets				2,286				1,975
Consolidated total assets				$15,513				$13,482

	Nine months ended				Nine months ended
	September 30, 2007				September 30, 2006
				Fixed				Fixed
	Total	External		assets,	Total	External		assets,
	sales	sales	EBIT (i)	net	sales	sales	EBIT (i)	net

North America
Canada	$5,150	$4,947		$1,141	$4,833	$4,647		$1,123
United States	4,432	4,309		1,010	4,233	4,083		1,117
Mexico	1,138	1,006		371	1,203	1,098		349
Eliminations	(417)	—		—	(408)	—		—
	10,303	10,262	$573	2,522	9,861	9,828	$535	2,589
Europe
Euroland	7,399	7,275		1,068	6,855	6,740		1,030
Great Britain	882	881		88	684	682		84
Other European countries	567	497		129	457	353		107
Eliminations	(134)	—		—	(142)	—		—
	8,714	8,653	300	1,285	7,854	7,775	161	1,221
Rest of World	352	309	12	142	240	209	(4)	111
Corporate and Other	(138)	7	23	254	(143)	—	50	179
Total reportable segments	$19,231	$19,231	$908	4,203	$17,812	$17,812	$742	4,100
Current assets				9,024				7,407
Investments, goodwill and other assets				2,286				1,975
Consolidated total assets				$15,513				$13,482

(i) EBIT represents operating income before interest income or expense.

Magna International Inc. Third Quarter Report 2007       31

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.  SUBSEQUENT EVENTS

Subject to approval by the TSX, the Company’s Board approved the purchase for cancellation and/or for purposes of its long-term retention (restricted stock) and restricted stock unit programs and deferred profit sharing plans, up to 10% of its public float pursuant to a normal course issuer bid (the “Bid”). The Bid is expected to commence on November 12, 2007 and will terminate no later than one year later. Purchases may also be made on the NYSE. All purchases of Class A Subordinate Voting Shares will be made at the market price at the time of purchase in accordance with the rules and policies of the TSX and the NYSE, including Rule 10b-18 under the U.S. Securities Exchange Act of 1934.

15.  COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current period’s method of presentation.

32       Magna International Inc. Third Quarter Report 2007

CORPORATE OFFICE

Magna International Inc.
337 Magna Drive
Aurora, Ontario
Canada L4G 7K1
Telephone: (905) 726-2462
www.magna.com

TRANSFER AGENTS AND REGISTRARS

Canada – Class A Subordinate		United States – Class A Subordinate
Voting and Class B Shares		Voting Shares
Computershare Trust Company of Canada		Computershare Trust Company N.A.
100 University Avenue, 9th Floor		350 Indiana Street
Toronto, Ontario M5J 2Y1, Canada		Golden, Colorado, 80401, U.S.A.
Telephone: 1-800-564-6253		Telephone: (303) 262-0600
www.computershare.com

EXCHANGE LISTINGS

Class A Subordinate Voting Shares
Toronto Stock Exchange	MG.A
MG.SV.A (November 15, 2004 to May 8, 2006)
The New York Stock Exchange	MGA

Class B Shares
Toronto Stock Exchange	MG.B
MG.MV.B (November 15, 2004 to May 8, 2006)

6.5% Convertible Unsecured Subordinated Debentures due March 31, 2010
Toronto Stock Exchange	MG.DB
DEC.DB (to March 6, 2005)

Shareholders wishing to communicate with the non-management members of the Magna Board of Directors may do so by contacting the Lead Director through the office of Magna’s Corporate Secretary at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1, (905) 726-7022.

2006 Annual Report

Copies of the 2006 Annual Report may be obtained from: The Secretary, Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 or www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis, and Retrieval System (EDGAR) which can be accessed at www.sec.gov

Magna International Inc.

337 Magna Drive, Aurora, Ontario Canada L4G 7K1

Telephone: (950) 726-2462

Fax: (950) 726-7164

Visit our website at: www.magna.com

Printed in Canada